# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: United Homes Group, Inc., CIK 0001830188
CUSIP: 91060H108
Title of class of securities: Class A common shares, par value $0.0001 per share
Address of issuer's principal executive offices: 917 CHAPIN ROAD, CHAPIN, South Carolina (SC), 29036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006534
Filed by CIK 0001782124

## Reporting persons
- Dendur Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,199,889; sole dispositive power 0; shared dispositive power 1,199,889; aggregate amount beneficially owned 1,199,889 (5.6% of the class)
- Malcolm A. Levine: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,199,889; sole dispositive power 0; shared dispositive power 1,199,889; aggregate amount beneficially owned 1,199,889 (5.6% of the class)

## Item 1. Issuer
Name of issuer: United Homes Group, Inc.
Address of issuer's principal executive offices: 917 Chapin Road Chapin SC 29036

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Dendur Capital LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Dendur Master Fund Ltd. (the "Dendur Fund"), with respect to the Class A common shares, par value $0.0001 per share (the "Class A Common Shares") of United Homes Group, Inc. (the "Company") directly held by the Dendur Fund; and

(ii) Mr. Malcolm A. Levine ("Mr. Levine"), the Managing Member of Dendur Capital GP LLC, the general partner of the Investment Manager, with respect to the Class A Common Shares directly held by the Dendur Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 250 W 55th Street, 26th Floor, New York, NY 10019.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Levine is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 21,607,007 Class A Common Shares outstanding, after giving effect to the completion of the Company's underwritten secondary offering as described in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on December 6, 2024, and the Company's Current Report on Form 8-K filed with the SEC on December 11, 2024.
Percent of class: 5.6
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dendur Capital LP: /s/ Malcolm A. Levine, By: Dendur Capital GP LLC, General Partner, By: Malcolm A. Levine, Managing Member (02/13/2025)
- Malcolm A. Levine: /s/ Malcolm A. Levine, Malcolm A. Levine, individually (02/13/2025)